Docusign Envelope ID: 4986CF03-C708-4353-AC9D-4DEC770D01EF

I, Richard Pyles certify that: (1) the financial statements of Cup Crew, LLC included in this Form are true and complete in all material respects; and (2) the tax return information of Cup Crew, LLC included in this Form reflects accurately the information we plan to report on the tax return for Cup Crew, LLC. for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

Signed by:

Richard Pyles

35D1FE2582F14FC...

Richard Pyles
CEO

Date: 1/9/2025